Mail Stop 4561

June 4, 2009

Mr. Jeffery W. Yabuki
President and Chief Executive Officer
Fiserv, Inc.
255 Fiserv Dr.
Brookfield, WI 53045

> **Re: Fiserv, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 000-14948**

Dear Mr. Yabuki:

We have reviewed your response letter dated May 28, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 13, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Dispositions, page 45

1.   Please confirm that you will revise your disclosures in future filings to include the information you provided in the second paragraph of your response to prior comment four as well as the fact that the monies directed to savings or time deposits are invested for your own benefit at your own risk.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant